NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces 2011 First Quarter Results

Calgary, Alberta, April 27, 2011 – CE FRANKLIN LTD. (TSX.CFT, NASDAQ.CFK) reported net earnings of $3.4 million or $0.19 per share for the first quarter ended March 31, 2011, an increase of 46% from $0.13 per share earned in the first quarter ended March 31, 2010.

Financial Highlights

(millions of Cdn. $ except per share data)	Three Months Ended
March 31
	2011	2010
Unaudited
Revenues	$ 137.7	$ 121.9

Gross Profit	$ 22.3	$ 19.7
Gross Profit - % of sales	16.2%	16.1%

EBITDA (1)	$ 5.3	$ 4.1
EBITDA(1)% of sales	3.8%	3.4%

Net earnings	$ 3.4	$ 2.2

Per share
Basic	$ 0.19	$ 0.13
Diluted	$ 0.19	$ 0.12

Net working capital (2)	$ 120.1	$ 113.9

Long term debt / Bank operating loan (2)	$ 0.3	$ 1.4

“Improved first quarter results reflect continued improvement in oil and gas industry activity levels and resulting increased demand for CE Franklin’s products. This momentum is anticipated to continue as the year progresses.” said Michael West, President and CEO.

The March 31, 2011 interim consolidated financial statements are the Company’s first financial statements prepared under International Financial Reporting Standards (“IFRS”). Consequently the comparative figures for 2010 and the Company’s statement of financial position as at January 1, 2010 have been restated from accounting principles generally accepted in Canada (Canadian GAAP) to comply with IFRS. The reconciliations from the previously published Canadian GAAP financial statements are summarized in Note 3 to the consolidated interim financial statements, and there were no material differences.

Net earnings for the first quarter of 2011 were $3.4 million, an increase of $1.2 million from the first quarter of 2010.
Revenues were $137.7 million, an increase of $15.8 million (13%) from the first quarter of 2010. Capital project business comprised 55% of total revenues (2010 – 50%), and increased $14.5 million (24%) from the prior year period, while well completions increased 36% for the comparable period.  Industry activity continues to improve and is focused on oil, oil sands and liquid rich natural gas plays. Gross profits increased by $2.6 million (13%) due to the increase in revenues year over year. Average gross profit margins improved sequentially from fourth quarter 2010 levels and were comparable to first quarter 2010 levels, as increased purchasing levels contributed to higher volume rebate income. Selling, general and administrative expenses increased by $1.4 million (9%) to $17.0 million for the quarter as compensation and operating costs have increased in response to higher revenues levels. The weighted average number of shares outstanding during the first quarter decreased by 0.1 million shares (1%) from the prior year period principally due to shares purchased for cancellation pursuant to the Company’s Normal Course Issuer Bid. Net income per share (basic) was $0.19 in the first quarter of 2011, a 46% increase from the first quarter 2010.

Business Outlook

Oil and gas industry activity in 2011 is expected to increase modestly from 2010 levels.  Natural gas prices remain depressed as North American production capacity and inventory levels continue to dominate demand.  Natural gas capital expenditure activity is focused on the emerging shale gas plays in north eastern British Columbia and liquids rich gas plays in north-western Alberta where the Company has a strong market position.  Conventional and heavy oil economics are attractive at current price levels leading to moderate increases in capital expenditure activity in eastern Alberta and south east Saskatchewan.  Oil sands project announcements continue to gain momentum at current oil price levels. Approximately 50% to 60% of the Company’s total revenues are driven by our customers’ capital expenditure requirements. CE Franklin’s revenues are expected to continue to increase modestly in 2011 due to increased oil and gas industry activity and the expansion of the Company’s product lines.

Gross profit margins are expected to remain under pressure as customers that produce natural gas focus on reducing their costs to maintain acceptable project economics and due to continued aggressive oilfield supply industry competition as industry activity levels remain below the last five year average. The Company will continue to manage its cost structure to protect profitability while maintaining service capacity and advancing strategic initiatives.

Over the medium to longer term, the Company’s strong financial and competitive positions will enable profitable growth of its distribution network through the expansion of its product lines, supplier relationships and capability to service additional oil and gas and other industrial end use markets.

 (1)

EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA is supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations. Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges. The Company is also presenting EBITDA and EBITDA as a percentage of revenues because it is used by management as supplemental measures of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and depreciation expenses. Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures. Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes. Depreciation expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate revenues. Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability. EBITDA is not used by management as an alternative to net earnings, as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity. A reconciliation of EBITDA to Net earnings is provided within the Company’s Management Discussion and Analysis. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP. Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

(2)

Net working capital is defined as current assets less cash and cash equivalents, accounts payable and accrued liabilities, current taxes payable and other current liabilities, excluding the bank operating loan. Net working capital and long term debt / bank operating loan amounts are as at quarter end.

Additional Information

Additional information relating to CE Franklin, including its first quarter 2011 Management Discussion and Analysis and interim consolidated financial statements and its Form 20-F / Annual Information Form, is available under the Company’s profile on the SEDAR website at www.sedar.com and at www.cefranklin.com.

Conference Call and Webcast Information

A conference call to review the 2011 first quarter results, which is open to the public, will be held on Thursday, April 28, 2011 at 11:00 a.m. Eastern Time (9:00a.m. Mountain Time).

Participants may join the call by dialing 1-647-427-7450 in Toronto or dialing 1-888-231-8191 at the scheduled time of 11:00 a.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 2:00 p.m. Eastern Time on the same day by calling 1-416-849-0833 in Toronto or dialing 1-800-642-1687 and entering the Passcode of 58571660 and may be accessed until midnight Wednesday, May 12, 2011.

The call will also be webcast live at: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3476220 and will be available on the Company’s website at http://www.cefranklin.com.

Michael West, President and Chief Executive Officer will lead the discussion and will be accompanied by Mark Schweitzer, Vice President and Chief Financial Officer. The discussion will be followed by a question and answer period.

About CE Franklin

For more than half a century, CE Franklin has been a leading supplier of products and services to the energy industry. CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oil sands, refining, heavy oil, petrochemical, forestry and mining industries.  These products are distributed through its 45 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

Forward-looking Statements:  The information in this news release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and other applicable securities legislation.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements and refer to the Form 20-F or our annual information form for further detail.

For Further Information Contact:

Investor Relations
800-345-2858
403-531-5604
investor@cefranklin.com